EXHIBIT 12.1

Jarden Corporation

Ratio of Earnings to Fixed Charges Calculation (A)

	For the Years Ended December 31,
(in millions)	2015	2014	2013	2012	2011
Earnings Before Fixed Charges:
Net income	$146.5	$242.5	$203.9	$243.9	$204.7
Add: Income tax provision	135.1	130.3	147.7	147.6	125.7
Less/add: Equity (income) loss of minority-owned companies	(1.9)	2.6	(0.3)	(0.9)	0.5
Add: Amortization of capitalized interest	0.1	—	—	—	0.2
Add: Fixed charges	276.2	260.6	236.6	219.6	216.2

Total earnings available for fixed charges	$556.0	$636.0	$587.9	$610.2	547.3

Fixed Charges:
Net interest expense	$226.1	$210.3	$195.4	$185.3	179.7
Interest component of rental expense	50.1	50.0	39.9	34.3	36.5

Total fixed charges before capitalized interest	276.2	260.3	235.3	219.6	216.2
Capitalized interest	—	0.3	1.3	—	—

Total fixed charges	$276.2	$260.6	$236.6	$219.6	216.2

Ratio of Earnings to Fixed Charges	2.0	2.4	2.5	2.8	2.5

(A) –	This Exhibit is provided as required by Item 503(d) of Regulation S-K solely because the Company has outstanding debt securities registered under the Securities Act of 1933, as amended. Neither the Company’s registered debt securities nor its senior secured credit facility contains a ratio of earnings-to-fixed-charges covenant.